CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	8,000,000	$44.91	$359,280,000	$41,749

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended. In accordance with Rule 457(c) of the Securities Act of 1933, as amended, the price shown is the average of the high and low selling prices of the Common Stock on December 9, 2014 as reported on the New York Stock Exchange.
(2)	Pursuant to Rule 457(p) under the Securities Act, the registrant is applying the remaining $1,366 from the filing fee of $41,637 associated with the unsold securities under its registration statement on Form S-1 (No. 333-192240) initially filed with the Securities and Exchange Commission on November 8, 2013 (the “Prior Registration Statement”) against the total filing fee of $41,749 that would otherwise be due in connection with this registration statement. The registrant withdrew the Prior Registration Statement pursuant to Rule 477 on February 7, 2014.

Filed Pursuant to Rule 424(b)(7)
File No. 333-194790

Prospectus Supplement to Prospectus dated March 25, 2014

8,000,000 Shares

Bright Horizons Family Solutions Inc.

Common Stock

The selling stockholders named in this prospectus supplement are offering 8,000,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Subject to the completion of this offering, we have agreed to purchase from the underwriter 4,500,000 shares of our common stock that are subject to this offering at a price per share equal to the price per share paid by the underwriter to the selling stockholders in this offering.

Our common stock is listed on the New York Stock Exchange under the symbol “BFAM.” On December 9, 2014, the last sale price of our common stock as reported on the New York Stock Exchange was $45.59 per share.

Investing in our common stock involves substantial risk. Please read “Risk Factors” beginning on page S-11.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total(2)
Public offering price	$45.00	$360,000,000
Underwriting discounts and commissions(1)	$0.19	$665,000
Proceeds to selling stockholders, before expenses	$44.81	$358,480,000

(1)	We have agreed to reimburse the underwriter for certain expenses in connection with this offering. See “Underwriting.”
(2)	The total public offering price does not give effect to the price to be paid by us for the 4,500,000 shares of common stock being acquired by us. No underwriting discounts or commissions are payable in respect of the shares being acquired by us.

The underwriter expects to deliver the shares against payment in New York, New York on or about December 16, 2014.

Barclays

Prospectus supplement dated December 10, 2014

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the date of the applicable document.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless otherwise indicated or the context otherwise requires, references in this prospectus supplement to the “Company,” “Bright Horizons,” “we,” “us” and “our” refer to Bright Horizons Family Solutions Inc. and its consolidated subsidiaries.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and certain other matters relating to us, our business and prospects. The second part, the accompanying prospectus, contains a description of our common stock and certain other information.

The information contained in this prospectus supplement may add, update or change information contained in the accompanying prospectus or in documents that we file or have filed with the Securities and Exchange Commission (“SEC”). To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference filed before the date of this prospectus supplement, the information in this prospectus supplement will supersede such information.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, the accompany prospectus and the financial data and related notes and other information incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock.

Our Company

We are a leading provider of high-quality child care and early education services as well as other services designed to help employers and families better address the challenges of work and life. We provide services primarily under multi-year contracts with employers who offer child care and other dependent care solutions as part of their employee benefits packages to improve employee engagement, productivity, recruitment and retention. As of September 30, 2014, we had more than 900 client relationships with employers across a diverse array of industries, including more than 130 Fortune 500 companies and more than 80 of Working Mother magazine’s 2014 “100 Best Companies for Working Mothers.” Our service offerings include:

•	Center-based full service child care and early education (representing approximately 86% of our revenue in the year ended December 31, 2013);

•	Back-up dependent care; and

•	Educational advisory services.

We believe we are a provider of choice for each of the solutions we offer. As of September 30, 2014, we operated a total of 876 child care and early education centers across a wide range of customer industries with the capacity to serve approximately 99,900 children in the United States, as well as in the United Kingdom, the Netherlands, Ireland, Canada and India. We have achieved satisfaction ratings of approximately 95% among respondents in our employer and parent satisfaction surveys over each of the past five years and an annual client retention rate of 97% for employer-sponsored centers over each of the past ten years.

We have a more than 25-year track record of providing high-quality services and a history of strong financial performance. From 2001 through 2013, we have achieved year-over-year revenue and adjusted EBITDA growth at a compound annual growth rate of 11% for revenue and 18% for adjusted EBITDA. We also achieved year-over-year net income growth at a compound annual growth rate of 23% from 2001 to 2007. In 2008 through 2010, we incurred net losses due primarily to the additional debt service obligations and amortization expense incurred in connection with our going private transaction. In 2011, 2012 and 2013, our net income grew $14.8 million, $3.7 million and $3.8 million, respectively, over the prior year to $4.8 million, $8.5 million and $12.3 million, respectively. For the nine months ended September 30, 2014, our net income grew $64.4 million to $53.1 million over the prior nine month period. Our strong revenue growth has been driven by additions to our center base through organic center growth and acquisitions, expansions of our service offerings to back-up dependent care and educational advisory services and consistent annual tuition increases. We have also increased our adjusted EBITDA margin in each year from 2001 through 2013. For the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2014, we generated revenue of $1.07 billion, $1.22 billion and $1.02 billion, net income of $8.5 million, $12.3 million, which included a loss on extinguishment of debt of $63.7 million related to our debt refinancing in January 2013, and $53.1 million, adjusted EBITDA of $180.9 million, $208.5 million and $177.1 million and adjusted net income of $37.8 million, $78.3 million and $71.5 million, respectively. Additional information regarding adjusted EBITDA and adjusted net income, including a reconciliation of adjusted EBITDA and adjusted net income to net income, is included in the “Summary Consolidated Financial and Other Data” in this prospectus supplement and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on March 25, 2014 and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 7, 2014.

Incremental Term Loan

On December 9, 2014, we entered into an incremental joinder to our senior credit facility that provides us with an aggregate principal amount of $165 million in additional term loan borrowings. See “Risk factors—Our substantial indebtedness could adversely affect our financial condition.”

Share Repurchase

We intend to purchase from the underwriter 4,500,000 shares of our common stock that are subject to this offering at a price per share equal to the price per share paid by the underwriter to the selling stockholders in this offering. We refer to this repurchase as the “share repurchase.” The share repurchase is part of our existing $225 million equity repurchase program approved by our board of directors on March 28, 2014. After giving effect to the share repurchase, we will have remaining authorization to repurchase up to approximately $3.4 million of our common stock under the repurchase program. We intend to fund the share repurchase with cash on hand and with borrowings under our incremental term loan facility. The closing of the share repurchase is contingent on the closing of this offering.

The description and the other information in this prospectus supplement regarding the share repurchase is included in this prospectus supplement solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any of our common stock subject to the share repurchase.

Corporate Information

Our principal executive offices are located at 200 Talcott Avenue South, Watertown, Massachusetts 02472, and our telephone number is (617) 673-8000. Our Internet website address is www.brighthorizons.com. The information on, or that can be accessed through, our website is not part of this prospectus supplement or the accompanying prospectus, and you should not rely on any such information in making the decision whether to purchase our common stock.

The Offering

Common stock offered by the selling stockholders	8,000,000 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Dividend policy	We do not currently pay cash dividends on our common stock.

Share repurchase	Subject to completion of this offering, we have agreed to repurchase 4,500,000 shares of our common stock that are subject to this offering from the underwriter at a price per share equal to the price paid by the underwriter to the selling stockholders in this offering. The closing of the share repurchase is contingent on the closing of this offering. The share repurchase was approved by a special committee of our Board, which is comprised entirely of disinterested directors.

Principal stockholders	Upon completion of this offering, investment funds affiliated with the Sponsor will no longer beneficially own a majority controlling interest in us. As a result, we will no longer be able to avail ourselves of the controlled company exception under the New York Stock Exchange listing rules.

Risk factors	You should read carefully the information set forth under “Risk Factors” herein and in the accompanying prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

New York Stock Exchange Trading symbol	“BFAM”

Summary Consolidated Financial and Other Data

The following table sets forth our summary historical and unaudited pro forma consolidated financial data as of the dates and for the periods indicated. The summary historical financial data as of December 31, 2012 and 2013 and for the three years in the period ended December 31, 2013 presented in this table have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary historical financial data as of September 30, 2014 and for the nine months ended September 30, 2013 and September 30, 2014 have been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary consolidated balance sheet data as of September 30, 2013 has been derived from our unaudited consolidated financial statements as of such date, which are not incorporated by reference into this prospectus supplement or the accompanying prospectus. The summary consolidated balance sheet data as of December 31, 2011 has been derived from our audited consolidated financial statements for such year, which are not incorporated by reference in this prospectus supplement or the accompanying prospectus. The unaudited consolidated financial data have been prepared on the same basis as our audited consolidated financial statements, and, in our opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the financial position, results of operations, and cash flows have been included. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. Historical results are not necessarily indicative of the results to be expected for future periods. The data in the following table related to adjusted EBITDA, adjusted income from operations, adjusted net income, child care and early education centers and licensed capacity are unaudited for all periods presented.

The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2013 and for the nine months ended September 30, 2014 have been derived from our historical financial statements for such year and period, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, after giving effect to the transactions specified in note 1 below.

This summary historical consolidated financial and other data should be read in conjunction with the disclosures set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto, both of which can be found in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, both of which are incorporated by reference herein.

	Years Ended December 31,			Nine Months Ended September 30,
	2011	2012	2013	2013	2014
	(In thousands, except share and operating data)
Consolidated Statement of Operations Data:
Revenue	$973,701	$1,070,938	$1,218,776	$899,599	$1,015,231
Cost of services	766,500	825,168	937,840	689,879	782,107

Gross profit	207,201	245,770	280,936	209,720	233,124
Selling, general and administrative expenses	92,938	123,373	141,827	109,048	101,464
Amortization of intangible assets	27,427	26,933	30,075	22,049	22,068

Income from operations	86,836	95,464	109,034	78,623	109,592
Gains from foreign currency transactions	835	-	-	-	-
Loss on extinguishment of debt	-	-	(63,682)	(63,682)	-
Interest income	824	152	85	76	74
Interest expense	(82,908)	(83,864)	(40,626)	(31,463)	(25,810)

Net interest expense and other	(81,249)	(83,712)	(104,223)	(95,069)	(25,736)

Income (loss) before income taxes	5,587	11,752	4,811	(16,446)	83,856
Income tax (expense) benefit	(825)	(3,243)	7,533	5,114	(30,715)

Net income (loss)	4,762	8,509	12,344	(11,332)	53,141
Net income (loss) attributable to non-controlling interest	3	347	(279)	(212)	-

Net income (loss) attributable to Bright Horizons Family Solutions Inc.	$4,759	$8,162	$12,623	$(11,120)	$53,141

Accretion of Class L preference	71,568	79,211	-	-	-
Accretion of Class L preference for vested options	1,274	5,436	-	-	-

Net (loss) income available to common shareholders	$(68,083)	$(76,485)	$12,623	$(11,120)	$53,141

Allocation of net income (loss) to common stockholders—basic and diluted:
Class L	$71,568	$79,211	$-	$-	$-
Common	$(68,083)	$(76,485)	$12,623	$(11,120)	$52,936
Earnings (loss) per share:
Class L—basic and diluted	$54.33	$59.73	$-	$-	$-
Common—basic	$(11.32)	$(12.62)	$0.20	$(0.18)	$0.81
Common—diluted	$(11.32)	$(12.62)	$0.20	$(0.18)	$0.79
Weighted average shares outstanding:
Class L—basic and diluted	1,317,273	1,326,206	-	-	-
Common—basic	6,016,733	6,058,512	62,659,264	61,815,607	65,755,911
Common—diluted	6,016,733	6,058,512	64,509,036	61,815,607	67,433,972
Pro Forma Consolidated Statements of Operations Data: (1)
Pro forma net income			$59,813		$49,510
Pro forma earnings per share:
Basic			$0.92		$0.75
Diluted			$0.90		$0.73
Pro forma weighted average shares outstanding
Basic			64,823,660		65,755,911
Diluted			66,673,432		67,433,972
Consolidated Balance Sheet Data (at period end):
Total cash and cash equivalents	$30,448	$34,109	$29,585	$35,010	$109,008
Total assets	1,771,164	1,916,108	2,102,670	2,087,767	2,153,838
Total liabilities, excluding debt	389,986	401,125	449,310	443,680	440,809
Total debt, including current maturities	799,257	906,643	764,223	786,044	760,557
Total redeemable non-controlling interest	15,527	8,126	-	8,093	-
Class L common stock	772,422	854,101	-	-	-
Total stockholders’ equity (deficit)	(206,028)	(253,887)	889,137	849,950	952,472
Other Financial and Operating Data:
Adjusted EBITDA(2)(4)	148,519	180,851	208,541	155,163	177,068
Adjusted income from operations(2)	86,836	112,482	126,850	95,249	110,142
Adjusted net income(2)(4)	23,413	37,807	78,260	57,106	71,535
Diluted adjusted earnings per pro forma common share(3)(4)			$1.19	$0.87	$1.06
Capital expenditures	42,517	69,086	69,509	55,159	47,953
Child care and early education centers (at period end)	743	765	880	880	876
Licensed capacity (at period end)	83,400	87,100	99,700	99,400	99,900

(1)	The pro forma consolidated statement of operations data for fiscal 2013 gives effect to (a) the conversion of our Class L common stock into Class A common stock and the reclassification of our Class A common stock into common stock in connection with our initial public offering, (b) the issuance of common stock in our initial public offering, including the exercise by the underwriters of that offering of their option to purchase additional shares, and the application of the net proceeds to the repayment of the 13% senior notes, (c) performance-based compensation expense for stock options that vested upon the initial public offering, (d) the termination of our management agreement with the Sponsor in connection with the initial public offering and (e) the refinancing of all of our remaining debt as of January 30, 2013 as if each had occurred on the first day of the period presented, and also reflects the income tax expense using the estimated rate that would have been in effect after considering the foregoing adjustments, which was approximately 36% for the year ended December 31, 2013. The pro forma consolidated statement of operations data for the nine months ended September 30, 2014 gives effect to the December 9, 2014 incremental term loan as if it had occurred on the first day of the period presented. The above adjustments are illustrated in the following table (in thousands, except share data):

	Year Ended December 31, 2013	Nine Months Ended September 30, 2014
Net income attributable to Bright Horizons Family Solutions Inc.	$12,623	$53,141
Interest on 13.0% senior notes	2,143	-
Performance-based stock compensation expense	4,968	-
Sponsor management fee	7,674	-
Loss on extinguishment of debt	63,682	-
Reduction in interest expense as a result of refinancing	2,368	-
Increase in interest expense as a result of additional debt	-	(5,729)
Tax effect	(33,645)	2,098

Pro forma net income	$59,813	$49,510

Weighted average number of common shares outstanding, basic	62,659,264	65,755,911
Conversion of Class L common stock	46,708,475	-
Class L common shares converted and already included in weighted average common shares	(45,410,996)	-
Shares issued in initial public offering	11,615,000	-
Shares issued in initial public offering already included in weighted average shares outstanding	(10,748,083)	-

Pro forma weighted average number of common shares outstanding, basic	64,823,660	65,755,911

Weighted average number of common shares outstanding, diluted	64,509,036	67,433,972
Conversion of Class L common stock	46,708,475	-
Class L common shares converted and already included in weighted average common shares	(45,410,996)	-
Shares issued in initial public offering	11,615,000	-
Shares issued in initial public offering already included in weighted average shares outstanding	(10,748,083)	-

Pro forma weighted average number of common shares outstanding, diluted	66,673,432	67,433,972

(2)	Adjusted EBITDA, adjusted income from operations and adjusted net income, as presented below, are metrics used by management to measure operating performance. Adjusted EBITDA represents our earnings before interest, taxes, depreciation, amortization, loss on extinguishment of debt, straight line rent expense, stock compensation expense, the Sponsor management fee and acquisition-related costs. Adjusted income from operations represents income from operations before stock compensation expense, the sponsor management fee and acquisition-related costs. Adjusted net income represents our net income (loss) determined in accordance with generally accepted accounting principles in the United States, or GAAP, adjusted for stock compensation expense, amortization expense, the sponsor management fee and the income tax benefit thereon.

	Years Ended December 31,			Nine Months Ended September 30,
	2011	2012	2013	2013	2014
	(In thousands)
Net income (loss)	$4,762	$8,509	$12,344	$(11,332)	$53,141
Interest expense, net	82,084	83,712	40,541	31,387	25,736
Income tax expense (benefit)	825	3,243	(7,533)	(5,114)	30,715
Depreciation	28,024	34,415	42,733	31,264	36,264
Amortization of intangible assets(a)	27,427	26,933	30,075	22,049	22,068

EBITDA	143,122	156,812	118,160	68,254	167,924
Additional adjustments:
Loss on extinguishment of debt(b)	-	-	63,682	63,682	-
Deferred rent(c)	1,739	2,142	2,985	1,867	2,132
Stock compensation expense(d)	1,158	17,596	10,692	9,528	6,462
Sponsor management fee(e)	2,500	2,500	7,674	7,674	-
Expenses related to the initial and secondary public offerings and refinancing	-	1,801	1,336	647	550
Acquisition-related costs(f)	-	-	4,012	3,511	-

Total adjustments	5,397	24,039	90,381	86,909	9,144

Adjusted EBITDA	$148,519	$180,851	$208,541	$155,163	$177,068

Income from operations	$86,836	$95,464	$109,034	$78,623	$109,592
Stock compensation expense for performance-based awards (2013) and effect of option modification (2012)(d)	-	15,217	4,968	4,968	-
Sponsor termination fee(e)	-	-	7,500	7,500	-
Expenses related to the initial and secondary public offerings and refinancing	-	1,801	1,336	647	550
Acquisition-related costs(f)	-	-	4,012	3,511	-

Adjusted income from operations	$86,836	$112,482	$126,850	$95,249	$110,142

Net income (loss)	$4,762	$8,509	$12,344	$(11,332)	$53,141
Income tax expense (benefit)	825	3,243	(7,533)	(5,114)	30,715

Income (loss) before tax	5,587	11,752	4,811	(16,446)	83,856
Stock compensation expense(d)	1,158	17,596	10,692	9,528	6,462
Sponsor management fee(e)	2,500	2,500	7,674	7,674	-
Amortization of intangible assets(a)	27,427	26,933	30,075	22,049	22,068
Expenses related to initial and secondary public offerings and refinancing	-	1,801	1,336	647	550
Acquisition-related costs(f)	-	-	4,012	3,511	-
Loss on extinguishment of debt(b)	-	-	63,682	63,682	-

Adjusted income before tax	36,672	60,582	122,282	90,645	112,936
Adjusted income tax expense(g)	(13,259)	(22,775)	(44,022)	(33,539)	(41,401)

Adjusted net income	$23,413	$37,807	$78,260	$57,106	$71,535

(a)	Represents amortization of intangible assets, including approximately $20.1 million in the years 2013, 2012 and 2011 and $15.0 million for the nine months ended September 30, 2014 and 2013, associated with intangible assets recorded in connection with our going private transaction in May 2008.
(b)	Represents redemption premiums and write off of unamortized debt issue costs and original issue discount associated with indebtedness that was repaid in connection with a refinancing.
(c)	Represents rent in excess of cash paid for rent, recognized on a straight line basis over the lease life in accordance with ASC Topic 840, Leases.
(d)	Represents non-cash stock-based compensation expense, including performance-based stock compensation expense.
(e)	Represents fees paid to our Sponsor under a management agreement, including the Sponsor termination fee.
(f)	Represents costs associated with the acquisition of businesses.
(g)	Represents income tax expense using the estimated rate that would have been in effect after considering the adjustments, which was between approximately 36% and 38% for the years ended December 31, 2011, 2012 and 2013 and the nine month ended September 30, 2013 and 2014.

(3)	Diluted adjusted earnings per pro forma common share is calculated as follows:

	Year Ended December 31, 2013	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Diluted adjusted earnings per pro forma common share:
Adjusted net income (in thousands)	$78,260	$57,106	$71,535
Pro forma weighted average number of common shares—diluted:
Weighted average number of Class L shares over period in which Class L shares were outstanding	1,327,115	1,327,115	-
Adjustment to weight Class L shares over respective period(a)	(1,290,251)	(1,277,963)	-

Weighted average number of Class L shares over period	36,864	49,152	-
Class L conversion factor	35.1955	35.1955	35.1955

Weighted average number of converted Class L common shares	1,297,479	1,729,929	-
Weighted average number of common shares	62,659,264	61,815,607	65,755,911

Pro forma weighted average number of common shares—basic	63,956,743	63,545,536	65,755,911
Incremental dilutive shares(b)	1,849,772	1,860,276	1,678,061

Pro forma weighted average number of common shares—diluted	65,806,515	65,405,812	67,433,972

Diluted adjusted earnings per pro forma common share	$1.19	$0.87	$1.06

(a)	The weighted average number of Class L shares in the actual Class L earnings per share calculation represents the weighted average from the beginning of the period up through the date of conversion of the Class L shares into common shares. As such, the pro forma weighted average number of common shares for the nine months ended September 30, 2013 and year ended December 31, 2013 includes an adjustment to the weighted average number of Class L shares outstanding to reflect the length of time the Class L shares were outstanding prior to conversion relative to the year. The converted Class L shares are already included in the weighted average number of common shares outstanding for the period after their conversion.
(b)	Represents the dilutive effect of stock options using the treasury stock method.

(4)	Adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per pro forma common share are not presentations made in accordance with GAAP, and the use of the terms adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per pro forma common share may differ from similar measures reported by other companies. We believe that adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per pro forma common share provide investors with useful information with respect to our historical operations.

We present adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per pro forma common share as supplemental performance measures because we believe they facilitate a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period. Specifically, adjusted EBITDA allows for an assessment of our operating performance and of our ability to service or incur indebtedness without the effect of non-cash charges, such as depreciation, amortization, the excess of rent expense over cash rent expense and stock compensation expense, and the effect of fees associated with our Sponsor management agreement, which was terminated in connection with the completion of our initial public offering on January 30, 2013, as well as the expenses related to the acquisition of businesses. In addition, adjusted income from operations and adjusted net income allow us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations. These measures also function as benchmarks to evaluate our operating performance.

This prospectus supplement also includes information concerning adjusted EBITDA margin, which is defined as the ratio of adjusted EBITDA to revenue. We present adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of adjusted EBITDA generated from revenue. We believe its inclusion is appropriate to provide additional information to investors and other external users of our financial statements. Adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per pro forma common share are not measurements of our financial performance under GAAP and should not be considered in isolation or as an alternative to income before taxes, net income, net cash provided by operating, investing or financing activities or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. We understand that although adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per pro forma common share are frequently used by securities analysts, lenders and others in their evaluation of companies, they have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per pro forma common share do not fully reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•

adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per pro forma common share do not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future; and,

•	adjusted EBITDA, adjusted income from operations, adjusted net income and diluted adjusted earnings per pro forma common share do not reflect any cash requirements for such replacements.

Because of these limitations, adjusted EBITDA, adjusted income from operations, and adjusted net income should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus supplement and the accompanying prospectus before investing in our common stock. In addition, you should read and consider the risk factors associated with our business included in the documents incorporated by reference in this prospectus supplement, including our Annual Report on Form 10-K for the year ended December 31, 2013. See “Where You Can Find More Information.” The risks described below and incorporated herein by reference are those which we believe are the material risks that we face. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Related to Our Common Stock and this Offering

Upon completion of this offering, we will no longer be a “controlled company” within the meaning of the New York Stock Exchange listing rules. However, we may continue to rely on exemptions from certain corporate governance requirements during a one year transition period.

After the completion of this offering, our Sponsor will no longer control a majority of the voting power of our outstanding common stock. As a result, we will no longer be a “controlled company” under the New York Stock Exchange rules. Consequently, under the NYSE corporate governance rules, we will be required to comply with certain corporate governance requirements including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating and corporate governance committee with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that the nominating and corporate governance committee have at least one independent director as of the date we are no longer a “controlled company’, a majority of independent directors as of 90 days of the date we are no longer a “controlled company”, and be composed entirely of independent directors within 1 year of the date we are no longer a “controlled company”;

•	the requirement that we have a compensation committee with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that the compensation committee have at least one independent director as of the date we are no longer a “controlled company’, a majority of independent directors as of 90 days of the date we are no longer a “controlled company”, and be composed entirely of independent directors within 1 year of the date we are no longer a “controlled company”;

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

During the transition periods, we intend to continue to utilize the available exemptions from certain corporate governance requirements as permitted by the NYSE rules. Accordingly, during the transition periods, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance standards.

Further, certain provisions of our certificate of incorporation and bylaws will be automatically triggered when our Sponsor beneficially owns less than 50% of our outstanding shares, including the need for supermajority approval to amend, alter, change or repeal specified provisions of our certificate of incorporation and bylaws, a prohibition on the ability of our stockholders to act by written consent and certain limitations on the ability of our stockholders to call a special meeting. See “Description of Capital Stock” in the accompanying prospectus.

Our stock price could be extremely volatile, and, as a result, you may not be able to resell your shares at or above the price you paid for them.

Since completing our initial public offering in January 2013, the price of our common stock, as reported on the New York Stock Exchange, has ranged from a low of $27.50 on January 25, 2013 to a high of $45.83 on December 9, 2014. In addition, the stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus supplement or the accompanying prospectus and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities; and

•	changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. As of September 30, 2014, we had total indebtedness of $760.6 million, excluding approximately $1.0 million of undrawn letters of credit. On December 9, 2014, we entered into an incremental joinder to our senior credit facility that provides us with an aggregate principal amount of $165 million in additional term loan borrowings. We intend to use a portion of the proceeds of our incremental term loan to repurchase shares in this offering. Our high level of debt could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing;

•

requiring a substantial portion of our cash flow to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior credit facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete; and

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt at more favorable interest rates.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the agreement governing our senior secured credit facilities contains restrictions on the incurrence of additional indebtedness, those restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with those restrictions could be substantial. We may also seek to amend or refinance one or more of our debt instruments to permit us to finance our growth strategy or improve the terms of our indebtedness.

In addition, the borrowings under our senior secured credit facilities bear interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow. Assuming all amounts under our senior secured credit facilities are fully drawn, a 100 basis point change in interest rates would result in a $10.4 million change in annual interest expense on our indebtedness under our senior secured credit facilities (subject to our base rate and LIBOR floors, as applicable). While we may in the future enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our restated bylaws, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.

As of November 28, 2014, there were 65,990,818 shares of common stock outstanding. Of our issued and outstanding shares, all the common stock sold in our initial public offering, in the offering by certain selling shareholders completed in June 2013 (the “June 2013 follow-on offering”), in the offering by certain selling shareholders completed in March 2014 (the “March 2014 follow-on offering”) or this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of this offering based on the shares outstanding as of November 28, 2014, and after giving effect to the share repurchase, approximately 46.2% of our outstanding common stock will be beneficially owned by investment funds affiliated with the Sponsor and members of our management and employees.

Each of our directors, executive officers and significant equity holders (including affiliates of the Sponsor) has entered into a lock-up agreement with the underwriter, which regulates their sales of our common stock for a period of 45 days after the date of this prospectus supplement, subject to certain exceptions (including contributions to charitable organizations which may freely resell the contributed shares and up to 199,945 shares which may be transferred by directors and officers pursuant to trading plans established prior to the date of this prospectus supplement under Rule 10b5-1 under the Exchange Act).

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares to be outstanding after the offering, the shares sold in our initial public offering, the shares sold in the June 2013 follow-on offering, the shares sold in the March 2014 follow-on offering and the shares offered by this prospectus supplement will be eligible for immediate sale in the public market without restriction by persons other than our affiliates. Our remaining outstanding shares will become available for resale in the public market as shown in the chart below, subject to the provisions of Rule 144 and Rule 701.

Number of Shares	Date Available for Resale
1,797,173	On the date of this offering
26,917,489	45 days after the date of this offering (January 24, 2015), subject to certain exceptions and automatic extensions in certain circumstances

Beginning 45 days after this offering, subject to certain exceptions, holders of shares of our common stock may require us to register their shares for resale under the federal securities laws, and holders of additional shares of our common stock would be entitled to have their shares included in any such registration statement, all subject to reduction upon the request of the underwriters of the offering, if any. Registration of those shares would allow the holders to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

In addition, we have registered shares of common stock that are reserved for issuance under our 2012 Omnibus Long-Term Incentive Plan.

Provisions in our charter documents and Delaware law may deter takeover efforts that could be beneficial to stockholder value.

In addition to the Sponsor’s beneficial ownership of a substantial percentage of our common stock, our certificate of incorporation and by-laws and Delaware law contain provisions that could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified board of directors and limitations on actions by our stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Our certificate of incorporation also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock other than the Sponsor. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful. See “Description of Capital Stock.”

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma book value of your stock of $56.76 per share based on the public offering price of $45.00 because the price that you pay will be substantially greater than the net tangible book value deficiency per share of the shares you acquire. You will experience additional dilution upon the exercise of options and warrants to purchase our common stock, including those options currently outstanding and those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders will experience substantial additional dilution.

The Sponsor will continue to have significant influence over us after this offering which could limit your ability to influence the outcome of key transactions, including a change of control.

Upon completion of this offering, we will no longer be controlled by the Sponsor. However, upon completion of this offering, based on the 65,990,818 shares of common stock outstanding as of November 28, 2014, and after giving effect to the Share repurchase, investment funds affiliated with the Sponsor will beneficially own approximately 42.4% of our outstanding common stock. For as long as the Sponsor continues to beneficially own a substantial percentage of the voting power of our common stock, it will be able to influence the election of the members of our board of directors and could also have some influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends.

Additionally, the Sponsor is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsor may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior secured credit facilities. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein include statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “expects,” “may,” “will,” “should,” “seeks,” “projects,” “approximately,” “intends,” “plans,” “estimates” or “anticipates,” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we and our partners operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus supplement, which include but are not limited to the following:

•	changes in the demand for child care and other dependent care services;

•	our ability to hire and retain qualified teachers;

•	that the terms of our indebtedness could restrict our current and future operations;

•	the possibility that acquisitions may disrupt our operations and expose us to additional risk;

•	our reliance on the expertise of operating staff, especially in international markets;

•	the possibility that adverse publicity would have a negative impact on the demand for our services and the value of our brand;

•	the possibility that our business activities subject us to litigation risks that could result in significant money or reputational damages;

•	our ability to pass on our increased costs;

•	changes in our relationships with employer sponsors;

•	our ability to obtain and maintain adequate insurance coverage at a reasonable cost;

•	changes in laws or regulations that govern our business;

•	our ability to withstand seasonal fluctuations in the demand for our services;

•	our ability to retain and attract key management and key employees;

•	significant competition within our industry;

•	our ability to implement our growth strategies successfully;

•	our susceptibility to the economic impact of governmental or universal child care programs in the countries in which we operate;

•	breaches in data security; and

•	the impact of a regional or global health pandemic or other catastrophic event.

Important factors that could cause actual results to differ materially from our expectations are more fully described in our other filings with the SEC, including in the “Risk Factors” section in our

Annual Report on Form 10-K for the year ended December 31, 2013, and our subsequent filings with the SEC, incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.”

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements that we make speak only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on the New York Stock Exchange under the symbol “BFAM” since January 25, 2013. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sale prices of our common stock on the New York Stock Exchange.

Fiscal Quarter	High	Low
2013:
First quarter(1)	$36.26	$27.50
Second quarter	$38.39	$30.35
Third quarter	$37.40	$32.88
Fourth quarter	$37.99	$32.78

2014:
First quarter	$40.05	$35.65
Second quarter	$44.16	$36.98
Third quarter	$43.78	$39.66
Fourth quarter (through December 9, 2014)	$45.83	$40.60

(1)	Represents the period from January 25, 2013, the date on which our common stock first began to trade on the New York Stock Exchange after pricing our initial public offering, through March 31, 2013, the end of the quarter.

A recent reported closing price for our common stock is set forth on the cover page of this prospectus supplement. Wells Fargo Transfer Agent Services is the transfer agent and registrar for our common stock. As of November 28, 2014, there were 23 holders of record of our common stock.

DIVIDEND POLICY

Our board of directors does not currently intend to pay regular dividends on our common stock. However, we expect to reevaluate our dividend policy on a regular basis following this offering and may, subject to compliance with the covenants contained in our senior secured credit facilities and other considerations, determine to pay dividends in the future.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of November 28, 2014 by

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers and directors;

•	all of our directors and named executive officers as a group; and

•	each other stockholder selling shares in this offering.

The percentage ownership information shown in the table below is based upon 65,990,818 shares of common stock outstanding as of November 28, 2014.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of shares to persons who possess sole or shared voting or investment power with respect to such shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and held by the respective person or group which may be exercised or converted within 60 days after November 28, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person or entity, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

Unless otherwise indicated below, the address for each listed director, officer and stockholder is c/o Bright Horizons Family Solutions Inc., 200 Talcott Avenue South, Watertown, Massachusetts 02472. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner. Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse.

Name and Address of Beneficial Owner	Shares Owned Before the Offering		Shares Offered Hereby	Shares Owned After the Offering and Share Repurchase
	Number	Percentage		Number	Percentage(1)
Beneficial owners of 5% or more of our common stock:
Bain Capital Fund X, L.P. and related funds(2)	34,033,737	51.6%	7,989,729	26,044,008	42.4%

Other Selling Stockholders:
RGIP, LP(3)	43,755	*	10,271	33,484	*

Directors and Named Executive Officers:
Lawrence Alleva	2,400	*	-	2,400	*
Joshua Bekenstein(4)	-	*	-	-	*
Elizabeth J. Boland(5)	320,472	*	-	320,472	*
Roger H. Brown(6)	308,407	*	-	308,407	*
Stephen I. Dreier(7)	121,525	*	-	121,525	*
E. Townes Duncan	2,100	*	-	2,100	*
Danroy T. Henry, Sr.(9)	28,628	*	-	28,628	*
Jordan Hitch(10)	-	*	-	-	*
David Humphrey(10)	-	*	-	-	*
Marguerite W. Kondracke(11)	20,336	*	-	20,336	*
Stephen H. Kramer(12)	86,006	*	-	86,006	*
Sara Lawrence-Lightfoot	-	*	-	-	*
David H. Lissy(13)	913,590	1.4%	-	913,590	1.5%
Linda A. Mason(14)	308,407	*	-	308,407	*
Mary Ann Tocio(15)	559,407	*	-	559,407	*
All executive officers and directors as a group (15 persons)(16)	2,362,871	3.5%	-	2,362,871	3.8%

*	Indicates less than one percent.
(1)	Assumes the consummation of the share repurchase of 4,500,000 shares of our common stock from the underwriter concurrently with the closing of this offering.
(2)

The shares included in the table consist of: (i) 33,640,612 shares of common stock owned by Bain Capital Fund X, L.P., whose managing partner is Bain Capital Partners X, L.P., whose managing partner is Bain Capital Investors, LLC (“BCI”), (ii) 4,462 shares of common stock owned by BCIP Associates-G, whose managing partner is BCI, (iii) 236,151 shares of common stock owned by BCIP Associates III, LLC, whose manager is BCIP Associates III, (iv) 42,872 shares of common stock owned by BCIP Associates III-B LLC, whose manager is BCIP Associates III-B, (v) 102,540 shares of common stock owned by BCIP T Associates III, LLC, whose manager is BCIP Trust Associates III and (vi) 7,100 shares of common stock owned by BCIP T Associates III-B, LLC whose managing partner is BCIP Trust Associates III-B. In this offering (i) Bain Capital Fund X, L.P. will sell 7,897,440 shares of common stock, (ii) BCIP Associates-G will sell 1,047 shares of common stock, (iii) BCIP Associates III, LLC will sell 55,439 shares of common stock, (iv) BCIP Associates III-B, LLC will sell 10,064 shares of common stock, (v) BCIP T Associates III, LLC will sell 24,072 shares of common stock and (vi) BCIP

T Associates III-B, LLC will sell 1,667 shares of common stock. BCI is the managing partner of BCIP Associates III, BCIP Associates, III-B, BCIP Trust Associates III and BCIP Trust Associates III-B. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by each of Bain Capital Fund X, L.P., BCIP Associates-G, BCIP Associates III, LLC, BCIP Associates III-B, LLC, BCIP T Associates III, LLC and BCIP T Associates III-B, LLC (collectively, the “Bain Capital Entities”). Certain partners and other employees of Bain Capital Entities may make a contribution of shares of common stock to one or more charities prior to this offering. In such case, a recipient charity, if it chooses to participate in this offering, will be the selling stockholder with respect to the donated shares. The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital Entities is directed by BCI’s Global Private Equity Board (“GPEB”), which is comprised of the following individuals: Steven Barnes, Joshua Bekenstein, John Connaughton, Paul Edgerley, Stephen Pagliuca, Michel Plantevin, Dwight Poler, Jonathan Zhu and Stephen Zide. By virtue of the relationships described in this footnote, GPEB may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on GPEB. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, 200 Clarendon Street, Boston, MA 02116.

(3)	The general partner of RGIP, LP is RGIP GP, LLC. Brad Malt, Ann Milner and Alfred Rose have shared voting and investment power for RGIP GP, LLC. The address of RGIP, LP is Prudential Tower, 800 Boylston Street, Boston, MA 02199-3600.
(4)	Does not include shares of common stock held by the Bain Capital Entities. Mr. Bekenstein is a Managing Director of BCI and a member of GPEB and as a result, and by virtue of the relationships described in footnote 1 above, may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. Bekenstein is c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.
(5)	Includes 202,409 shares of common stock that can be acquired upon the exercise of outstanding options.
(6)	Includes (i) 23,212 shares held by the Roger H. Brown, Jr. Trust dated August 7, 1996, (ii) 10,399 shares held by Mr. Brown, (iii) 177,103 shares held by the Linda A. Mason Trust dated August 7, 1996, (iv) 8,270 shares held by Ms. Mason, Mr. Brown’s spouse, (v) 19,482 shares that may be acquired by Mr. Brown upon the exercise of outstanding options, and (vi) 69,941 shares that may be acquired by Ms. Mason, upon the exercise of outstanding options.
(7)	Includes 64,937 shares of common stock that can be acquired upon the exercise of outstanding options.
(8)	Includes 2,000 shares of common stock that can be acquired upon the exercise of outstanding options.
(9)	Includes 28,628 shares of common stock that can be acquired upon the exercise of outstanding options.
(10)	Does not include shares of common stock held by the Bain Capital Entities. Each of Messrs. Hitch and Humphrey is a Managing Director of BCI and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Messrs. Hitch and Humphrey is c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.
(11)	Includes (i) 5,000 shares of common stock held by Ms. Kondracke, (ii) 5,000 shares of common stock held by Ms. Kondracke’s spouse, and (iii) 10,336 shares of common stock that can be acquired upon the exercise of outstanding options.
(12)	Includes (i) 5,936 shares held by the Charles River View Trust dated 12/13/07, (ii) 72,800 restricted shares held by the Charles River View Trust dated 12/13/07, and (iii) 7,270 shares that may be acquired by Mr. Kramer upon the exercise of outstanding options.
(13)	Includes 735,930 shares of common stock that can be acquired upon the exercise of outstanding options.

(14)	Includes (i) 177,103 shares held by the Linda A. Mason, Jr. Trust dated August 7, 1996, (ii) 8,270 shares held by Ms. Mason, (iii) 23,212 shares held by the Roger H. Brown Trust dated August 7, 1996, (iv) 10,399 shares held by Mr. Brown, Ms. Mason’s spouse, (v) 69,941 shares that may be acquired by Ms. Mason upon the exercise of outstanding options, and (vi) 19,482 shares that may be acquired by Mr. Brown, upon the exercise of outstanding options.
(15)	Includes 381,941 shares of common stock that can be acquired upon the exercise of outstanding options.
(16)	Includes 1,522,874 shares of common stock that can be acquired upon the exercise of outstanding options.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or holders subject to the alternative minimum or the unearned income Medicare contribution tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not classified as a partnership and is not:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we do not currently intend to pay regular dividends on our common stock. However, we expect to reevaluate our dividend policy on a regular basis following this offering and may, subject to compliance with the covenants contained in our senior secured credit facilities and other considerations, determine to pay dividends in the future. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements.”

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN or IRS Form W-8BEN-E (or successor forms) certifying, under penalties of perjury, a reduction in withholding under an applicable income tax treaty, or

•

IRS Form W-8ECI (or successor form) certifying that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above must be provided to us or our agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

Non-U.S. Holders that do not timely provide us or our agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements”, in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation”, as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is regularly traded on an established securities market at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Additional Withholding and Reporting Requirements

Legislation and related guidance commonly referred to as “FATCA” will impose, in certain circumstances, U.S. federal withholding at a rate of 30% on payments of (a) dividends on our common stock and (b) gross proceeds from the sale or other disposition of our common stock on or after

January 1, 2017. In the case of payments made to a ‘‘foreign financial institution’’ as defined under FATCA (including, among other entities, an investment fund), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with an agreement with the U.S. government (a ‘‘FATCA Agreement’’) or (ii) complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an ‘‘IGA’’), in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a foreign financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such foreign entity provides the withholding agent with a certification that it does not have any “substantial U.S. owner” (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its substantial U.S. owners. FATCA Agreements and implementing rules may alter the general description above.

Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “—Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or, in which the Non-U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

The company, the selling stockholders and the underwriter named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, the underwriter has agreed to purchase the number of shares indicated in the following table.

Underwriter	Number of Shares

Barclays Capital Inc.	8,000,000

Total	8,000,000

The underwriter is committed to take and pay for all of the shares being offered, if any are taken.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by the selling stockholders. No underwriting discounts or commissions are payable in respects of the shares being acquired by us.

Paid by the Selling Stockholders

Per Share	$0.19
Total	$665,000

Subject to the completion of this offering, we have agreed to purchase 4,500,000 shares of our common stock that are subject to this offering from the underwriter at a price per share equal to the price per share paid by the underwriter to the selling stockholders in this offering. The closing of the share repurchase is contingent on the closing of this offering.

We have agreed to reimburse the underwriter for certain expenses relating to clearing this offering with the Financial Industry Regulatory Authority, Inc. in the amount up to $25,000. Shares sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriter to dealers may be sold at such public offering price less a selling concession not in excess of $0.10 per share. After the initial offering of the shares, the underwriter may change the offering price and the other selling terms. The offering of the shares by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part.

The company, its officers and directors and holders of substantially all of the company’s common stock, including the selling stockholders, have agreed with the underwriter, subject to certain exceptions (including contributions to charitable organizations which may freely resell the contributed shares and up to 199,945 shares which may be transferred by directors and officers pursuant to trading plans established prior to the date of this prospectus supplement under Rule 10b5-1 under the Exchange Act), not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 45 days after the date of this prospectus supplement, except with the prior written consent of the underwriter. This agreement does not apply to any existing employee benefit plans.

In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. The underwriter must cover any such short positions by purchasing shares in the open market. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriter for its own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriter is not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and the underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Residents of Canada

The offering of the common stock in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where the common stock may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions and as a “permitted client” as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligation. Any offer and sale of the common stock in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the common stock is offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

Any resale of the common stock by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the common stock outside of Canada.

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $575,000.

The company and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriter and its affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

An affiliate of Barclays Capital Inc. serves as joint bookrunner and co-documentation agent under our senior secured credit facilities. Affiliates of the underwriter also act as lenders under our senior secured credit facilities.

The underwriter has historically been a customer of ours, and the underwriter may engage in transactions with us in the ordinary course of our business.

In the ordinary course of their various business activities, the underwriter and its affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriter and its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Ropes & Gray LLP and some its attorneys are limited partners in RGIP, LP, which is a direct investor in Bright Horizons Family Solutions Inc. and is also an investor in certain investment funds affiliated with Bain Capital Partners, LLC. RGIP, LP directly and indirectly owns less than 1% of our common stock and is a selling stockholder in this offering. The validity of the common stock offered hereby will be passed upon on behalf of the underwriter by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Bright Horizons Family Solutions Inc. and subsidiaries as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, incorporated by reference in this prospectus supplement and the accompanying prospectus from the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of Kidsunlimited Group Limited as of April 30, 2012 and for the year ended April 30, 2012 included in the Current Report on Form 8-K/A of Bright Horizons Family Solutions Inc. dated June 21, 2013, incorporated by reference in this prospectus supplement and the accompanying prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants in England and Wales.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of our common stock being offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement and its exhibits. Statements contained in this prospectus supplement or the accompanying prospectus as to the contents of any contract or other document are not necessarily complete. We are required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement. We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, except for information “furnished” under Items 2.02, 7.01 or 9.01 on Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus supplement or the accompanying prospectus, until the termination of this offering. We hereby incorporate by reference the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 25, 2014 (File No. 001-35780);

•

our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2014, June 30, 2014 and September 30, 2014, filed on May 9, 2014, August 8, 2014 and November 7, 2014, respectively (File No. 001-35780);

•

our Current Reports on Form 8-K or Form 8-K/A, filed with the SEC on April 11, 2013 and amended on June 21, 2013, January 8, 2014, January 17, 2014, March 20, 2014, March 27, 2014, April 1, 2014 (solely with respect to the information included in Item 8.01 thereof), May 15, 2014, November 20, 2014, and December 9, 2014 (File No. 001-35780); and

•

the description of capital stock contained in the Registration Statement on Form 8-A, as filed with the SEC on January 14, 2013 (File No. 001-35780), as supplemented by the “Description of Capital Stock” found on page 3 of the accompanying prospectus and including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Secretary

Bright Horizons Family Solutions Inc.

200 Talcott Avenue South

Watertown, Massachusetts 02472

(617) 673-8000

Copies of these filings are also available, without charge, on the SEC’s website at www.sec.gov and on our website at www.brighthorizons.com as soon as reasonably practicable after they are filed electronically with the SEC. The information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

Bright Horizons Family Solutions Inc.

Common stock

The selling stockholders to be named in a prospectus supplement may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of the offering.

This prospectus describes the general manner in which the shares of our common stock may be offered and sold by the selling stockholders. The specific manner in which shares of common stock may be offered and sold will be described in a supplement to this prospectus.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “BFAM.” On March 24, 2014, the last sale price of our common stock as reported on the New York Stock Exchange was $38.95 per share.

Investing in our common stock involves substantial risk. Please read “Risk Factors” beginning on page 1 of this prospectus and any risk factors described in any applicable prospectus supplement and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March 25, 2014.

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus, any accompanying prospectus supplement or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and any accompanying prospectus supplement are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and any accompanying prospectus supplement is current only as of the date of the applicable document.

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ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “Company,” “Bright Horizons,” “we,” “us” and “our” refer to Bright Horizons Family Solutions Inc. and its consolidated subsidiaries.

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”), as a “well-known seasoned issuer” as defined under Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), using a “shelf” registration process. Under this shelf registration process, the selling stockholders may from time to time sell common stock in one or more offerings. This prospectus provides you with a general description of our common stock. Each time the selling stockholders sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including information about the selling stockholders. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement, including all documents incorporated herein or therein by reference, together with additional information described under “Where You Can Find More Information.”

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RISK FACTORS

Investing in our common stock involves a high degree of risk. See “Item 1A—Risk Factors” in our most recent Annual Report on Form 10-K and in subsequent Quarterly Reports on Form 10-Q, each of which are incorporated by reference in this prospectus, and the “Risk Factors” section in the applicable prospectus supplement for a discussion of the factors you should carefully consider before deciding to purchase our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “expects,” “may,” “will,” “should,” “seeks,” “projects,” “approximately,” “intends,” “plans,” “estimates” or “anticipates,” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we and our partners operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus, which include but are not limited to the following:

•	Changes in the demand for child care and other dependent care services;

•	Our ability to hire and retain qualified teachers;

•	That the terms of our indebtedness could restrict our current and future operations;

•	The possibility that acquisitions may disrupt our operations and expose us to additional risk;

•	Our reliance on the expertise of operating staff, especially in international markets;

•	The possibility that adverse publicity would have a negative impact on the demand for our services and the value of our brand;

•	The possibility that our business activities subject us to litigation risks that could result in significant money or reputational damages;

•	Our ability to pass on our increased costs;

•	Changes in our relationships with employer sponsors;

•	Our ability to obtain and maintain adequate insurance coverage at a reasonable cost;

•	Changes in laws or regulations that govern our business;

•	Our ability to withstand seasonal fluctuations in the demand for our services;

•	Our ability to retain and attract key management and key employees;

•	Significant competition within our industry;

•	Our ability to implement our growth strategies successfully;

•	Our susceptibility to the economic impact of governmental or universal child care programs in the countries in which we operate;

•	Breaches in data security; and

•	The impact of a regional or global health pandemic or other catastrophic event.

Important factors that could cause actual results to differ materially from our expectations are more fully described in our other filings with the SEC, including in the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent Quarterly Reports on Form 10-Q, each incorporated by reference in this prospectus, and in the “Risk Factors” section in the applicable prospectus supplement. See “Where You Can Find More Information.”

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

General

Our restated certificate of incorporation provides for authorized capital stock of 475,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of undesignated preferred stock. As of March 10, 2014, we had 65,732,666 shares of common stock outstanding held by 23 stockholders of record, and we had outstanding options to purchase 4,361,283 shares of common stock, which options had a weighted average exercise price of $15.37 per share.

The following summary describes all material provisions of our capital stock. We urge you to read our certificate of incorporation and our bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents (except in limited circumstances), elimination of the ability of stockholders to call special meetings (except in limited circumstances), advance notice procedures for stockholder proposals, and supermajority vote requirements for amendments to our certificate of incorporation and bylaws.

Common Stock

Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.

Voting Rights.    Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock do not have cumulative voting rights.

Preemptive Rights.    Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights.    Our common stock is neither convertible nor redeemable.

Liquidation Rights.    Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Listing.    Our shares of common stock are listed on the New York Stock Exchange under the symbol “BFAM.”

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. There are no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of our Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Classified Board.    Our certificate of incorporation provides that our board of directors be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Our board of directors currently has eleven members.

Action by Written Consent; Special Meetings of Stockholders.    Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once investment funds affiliated with Bain Capital Partners LLC, our Sponsor, cease to beneficially own more than 50% of our outstanding shares. Our certificate of incorporation and the by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice-chairman of the board, the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors or, until the date that investment funds affiliated with our Sponsor cease to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Removal of Directors.    Our certificate of incorporation provides that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance Notice Procedures.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Super Majority Approval Requirements.    The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal specified provisions once investment funds affiliated with the Sponsor cease to beneficially own more than 50% of our outstanding shares. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders.    We have elected in our certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that our Sponsor, certain of its transferees, and its affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Exclusive Forum.    Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable.

Corporate Opportunities

Our restated certificate of incorporation provides that we renounce any interest or expectancy of the Company in the business opportunities of our Sponsor and of its officers, directors, agents, shareholder, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to a director or officer of the Company in his or her capacity as a director or officer of the Company.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law, and provides that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers. We also maintain customary directors’ and officers’ liability insurance policies that provide coverage to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and to us with respect to indemnification payments that we may make to directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner ServicesSM. Its address is Shareowner Services, PO Box 64874, St. Paul, MN 55164-0854. Its telephone number is 1-800-401-1957.

PLAN OF DISTRIBUTION

The selling stockholders may sell securities in any of the ways described below or in any combination thereof:

•	to or through underwriters or dealers;

•	through one or more agents; or

•	directly to purchasers or to a single purchaser.

The distribution of the securities by the selling stockholders may be effected from time to time in one or more transactions:

•	at a fixed price, or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Each prospectus supplement will describe the method of distribution of the securities and any applicable restrictions.

The prospectus supplement will describe the terms of the offering of the securities, including the following:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the public offering price of the securities, the proceeds to the selling stockholders, and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

•	information about the selling stockholders, including the relationship between the selling stockholders and us.

Any offering price and any discounts or concessions allowed or reallowed or paid to dealers will be specified in the applicable prospectus supplement and may be changed from time to time.

Only the agents or underwriters named in each prospectus supplement are agents or underwriters in connection with the securities being offered thereby.

The selling stockholders may authorize underwriters, dealers or other persons acting as our agents to solicit offers by certain institutions to purchase securities from the selling stockholders pursuant to delayed delivery contracts providing for payment and delivery on the date stated in each applicable prospectus supplement. Each contract will be for an amount not less than, and the aggregate amount of securities sold pursuant to such contracts shall not be less nor more than, the respective amounts stated in each applicable prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Delayed delivery contracts will be subject only to those conditions set forth in each applicable prospectus supplement, and each prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Agents, underwriters and other third parties described above may be entitled to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution from us and the selling stockholders with respect to payments which the agents, underwriters or third parties may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us or the selling stockholders in the ordinary course of business. We and the selling stockholders may also use underwriters or such other third parties with whom we or such selling stockholders have a material relationship. We and the selling stockholders will describe the nature of any such relationship in the applicable prospectus supplement.

Certain underwriters may use this prospectus and any accompanying prospectus supplement for offers and sales related to market-making transactions in the securities. These underwriters may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale. Any underwriters involved in the sale of the securities may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the underwriters’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act and the rules of the Financial Industry Regulatory Authority.

Our common stock is listed on the New York Stock Exchange. Underwriters may make a market in our common stock, but will not be obligated to do so and may discontinue any market making at any time without notice. We can make no assurance as to the development, maintenance or liquidity of any trading market for the securities.

Certain persons participating in an offering may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with rules and regulations under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

LEGAL MATTERS

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Ropes & Gray LLP and some of its attorneys are limited partners in RGIP, LP, which is a direct investor in Bright Horizons Family Solutions Inc. and is also an investor in certain investment funds affiliated with Bain Capital Partners, LLC. RGIP, LP directly and indirectly owns less than 1% of our common stock. The validity of the common stock offered hereby will be passed upon on behalf of the underwriter(s) by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Bright Horizons Family Solutions Inc. and subsidiaries as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, incorporated by reference in this prospectus from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Kidsunlimited Group Limited as of April 30, 2012 and for the year ended April 30, 2012 included in the Current Report on Form 8-K/A of Bright Horizons Family Solutions Inc. dated June 21, 2013 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants in England and Wales.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, except for information “furnished” under Items 2.02, 7.01 or 9.01 on Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus, until the termination of the offering of securities described in the applicable prospectus supplement. We hereby incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 25, 2014 (File No. 001-35780);

•	Our Current Reports on Form 8-K or Form 8-K/A, filed with the SEC on April 11, 2013 and amended on June 21, 2013, January 8, 2014, January 17, 2014 and March 20, 2014 (File No. 001-35780);

•

The description of capital stock contained in the Registration Statement on Form 8-A, as filed with the SEC on January 14, 2013 (File No. 001-35780), as supplemented by the “Description of Capital Stock” found on page 3 of this prospectus and including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Secretary

Bright Horizons Family Solutions Inc.

200 Talcott Avenue South

Watertown, Massachusetts 02472

(617) 673-8000

Copies of these filings are also available, without charge, on the SEC’s website at www.sec.gov and on our website at www.brighthorizons.com as soon as reasonably practicable after they are filed electronically with the SEC. The information contained on our website is not a part of this prospectus.

8,000,000 Shares

Bright Horizons Family Solutions Inc.

Common Stock

Prospectus Supplement

Barclays